Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.: 001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Q-4 & FULL-YEAR
EARNINGS CONFERENCE CALL

January 21, 2004 11:00 a.m.

     MS. DUBLON: Thank you very much. Good morning to all of you on the call.

     The purpose of the call is to discuss our financial results for the quarter-end and for the year. I will touch on the merger at the end but now we’ll concentrate on the result.

     Over this past year, our focus was on improved financial performance and execution of key initiatives to reduce risk, increase capital and improve productivity. We have delivered. Earnings rebounded strongly driven by revenue growth from all businesses, and a dramatic decrease in commercial credit costs. The investment bank and Chase Financial Services had record earnings for the year.

     We lowered the risks for both the commercial credit and private equity portfolios. Our capital position is stronger today than it was a year ago. Economic capital allocated to the businesses declined by $4 billion, while the equity capital of the firm increased by $5 billion.

     Slide two: Earnings for the quarter of 1.9 billion were up 14 percent from the third quarter and were more than doubled the operating results in the fourth quarter last year. Earnings for the year of 6.7 billion were twice last year’s level.

     We had positive operating leverage, with revenue growth in excess of expense growth rates, and lower credit costs compared to all prior periods

     Earnings in the fourth quarter include an adjustment to bring our corporate tax rate to 33 percent for the full year, and an adjustment reducing compensation costs to reflect full-year incentives.

     Return on equity was 17 percent for the quarter, and 16 percent for the year.

     In the bottom of the slide, fourth quarter earnings per share was 89 cents; for the year, $3.24; significantly up.

     I’m moving to slide three: All businesses contributed to the 13 percent growth or $4 billion in revenue growth for the year.

     Investment bank revenues increased 16 percent or 2 billion. Chase Financial Services had another record year, adding over 1 billion to revenue. And for the year, JPMorgan Partners had an 800 million positive swing from the very large loss in 2002

     Slide four is commercial credit only. The right side of the slide shows the continued decline in criticized exposures rated CCC or lower; they are down almost $8 billion or 50 percent.

     Commercial non-performing assets were $2.4 billion at year end, down from September and down almost 2 billion or 40 percent from the end of ‘02

     On the left side, gross charge-offs came down significantly in the fourth quarter to half the level of the third quarter, and less than 25 percent of the level in the fourth quarter last year.

     We also had high recoveries this quarter, resulting in commercial credit costs of only $8 million or about four basis points on loans

     Commercial and residual reserves were reduced about $260 million this quarter. The residual component remains at our policy maximum of 20 percent of the total reserves.

     Commercial credit costs for the quarter were a benefit of $250 million. The improving trend should continue but decelerate from the pace we had this year.

     We expect to reduce reserves further in 2004, but credit costs or the provision should be higher than in ‘03. Commercial and residual provisions in ‘03 were only $50 million.

     Moving to slide five: We made significant progress in the year lowering risk in commercial credit and private equity.

     On the left side of the slide, commercial credit risk capital is down $5 billion or 40 percent from the end of ‘01. Total commercial credit exposure is down 60 billion over this time period

     We are actively managing risk.

     We added 11 billion in single-name credit default swaps this year, up to 35 billion, and sold higher-risk loans and commitments. We continue to reduce single-name concentrations

     In ‘04, commercial credit exposures may increase as M&A activity and loan demand picks up

     On the right side of the page, the private equity portfolio is smaller and more diversified. The book value as percentage of common equity has been cut in half since 2000 with greater diversification by industry and investment type. The book value at year end was $7.3 billion, down almost 40 percent from the end of 2000

     In slide six, we have a stronger capital position today than we did a year ago. Commercial credit and private equity risks are down driving a larger amount of unallocated capital, unallocated economic capital that is now sitting in corporate.

     Here one capital increased $5 billion with strong earnings. The dividend payout ratio was 43 percent in ‘03, half the level in ‘02. Assets are up slightly from the end of last year, but risk-weighted assets are up about 12 percent, in part, reflecting a change in the calculation

     Moving on to investment bank revenues and on slide seven: This is a different break than we provide in the press release hoping to add value here.

     Total investment bank revenues for the year at 14.4 billion were up 2 billion from 2002 but, please note, they were still lower than in 2001

     The top part of the slide breaks investment bank revenue into client, treasury and portfolio management

     Portfolio management revenues include both our proprietary trading unit and revenues from risk positions in our client-related market-making. In total, 2.4 billion or 17 percent of investment bank revenues in ‘03. Note, there were close to 4 billion in ‘01

     Portfolio management revenues contributed to the rebound in trading revenues from ‘02, but still, are at a much lower level and lower percent of revenues than in ‘01; in fact, investor client revenues in trading businesses have been the growth-driver since the JPMorgan merger

     Treasury financial revenues at 12 percent of the total or 1.7 billion have been high over the last three years as rates declined. We expect these revenues to decline to less than 10 percent of investment bank revenues as rates rise

     We should see lower securities gains and net interest income from treasury activities.

     Finally, client revenues were 71 percent of revenues or 10.2 billion in ‘03, compared to 63 percent of revenues in ‘01.

     The bottom table highlights that 4.50 billion of client revenues come from our trading businesses. It has grown at a compound annual rate of 21 percent; that is the source of our optimism. We expect investor client activity to grow in a rising rate environment, as well.

     Note that investment banking fees and all other client revenues are actually down over the two-year period, as IB fees have not yet returned to ‘01 levels; again, a source of upside

     Moving to slide eight: We had a very strong quarter in investment banking fees with $830 million in revenues, the highest quarterly level in two years, and up about 30 percent from both the third and fourth quarters of last year.

     Equity underwriting had its best quarter in three years. For the year, investment banking fees were 2.9 billion, an increase of 6 percent from last year.

     In Europe, we were the only top-rank firm across the equity, bond and M&A markets. We doubled market share in equity and equity-related in the U.S. or globally.

     The Microsoft transaction

     demonstrates our innovation. The 1.50 billion Swiss franc equity-linked offering for SwissComm shows our global reach.

     We can deliver results by integrating products, expertise and capital to the clients’ benefit

     The pipeline in December was up from last quarter and from the fourth quarter last year, with a peak up in M&A and syndicated lending, though still a very modest increase

     Slide nine: Moving to Chase Financial Services. Fourth quarter earnings of $560 million were up 23 percent from a year ago. Revenues of $3.6 billion were up eight percent, and return on equity for the quarter was 25 percent.

     Full-year earnings of $27.50 billion are up 8 percent from the record level in ‘02, driven by very strong results in all of the credit businesses, partially offset by a large decline in regional banking income. Return on equity for the group was 28 percent.

     Mortgage drove the revenues and

     income increase for the quarter-ended year between records in applications, originations, revenues and profits.

     Revenues of $870 million for the fourth quarter may trend slightly lower from here; though, income is at the sustainable level.

     Originations and warehouse balances continue to decline, while servicing in loan portfolio, particularly in home equity, continue to rise. Servicing was up to $470 billion in the quarter, originations were down to 50 billion and we expect a further decline in the first quarter.

     We have reduced the workforce here and expenses will decline. I am, again, referring to the mortgage business

     Card revenues were up four percent from comparable periods. The business booked a recorded 4.2 million new accounts in ‘03, a 14 percent increase over last year.

     Charge volume was up seven percent to $60 billion, so attrition and high-payment rates, which is kind of the other side of the refi boom, the consumers are very liquid, put pressure on revenues in the card business.

     Record deposit levels for the year in the regional banking, up seven percent, and middle-market business up 17 percent; were more than offset by the impact of lower spreads.

     Income was significantly lower, as spending on branch technology increased, while revenues declined.

     Auto revenues for the year were also a record, driven by $28 billion in originations for the year.

     Overall, an outstanding year for the business

     Slide ten: Investment management and private banking had its best quarterly performance, clearly set on the right side of the V shape. Earnings of 100 million were up 23 percent from last quarter and up significantly from the very weak fourth quarter last year. Pre-tax margin improved to 18 percent and return on tangible equity with 31 percent; return on total allocated equity is lower.

     For the full year, revenues of $2.9 billion were flat to last year and earnings of 270 million were up only three percent.

     Just as a parentheses comment: The average level of the S&P 500 in ‘03 was actually lower than the average level in ‘02

     Assets under supervision at the end of the year were $758 billion, they were up 18 percent from last year and six percent for the quarter. In the quarter, we had positive net inflows to assets under management in retail and private banking.

     All major asset classes in U.S. institutional equities were above benchmark in ‘03, creating positive Alpha in our investment performance is the key to retaining and growing institutional assets.

     For ‘04, the rising equity values and increased market activity should contribute to continued growth

     Slide 11, treasury and securities

     services: Record revenues of 1.1 billion for the quarter included a 40 million pre-tax gain from the sale of a small business; excluding the gain, revenue was up 10 percent and still a record.

     Fourth quarter earnings of $147 million were up 15 percent from the year-ago quarter due to the gain. The rebound in revenue and income in the quarter was driven primarily by the recovery in the custody business which had the second sequential quarter of revenue and income growth

     Full-year earnings declined 16 percent, driven by weakness in custody for the year and, to a lesser extent, corporate trust, institutional trust. Return on equity was 21 percent for the quarter and 19 percent for the year.

     We closed the Bank One Trust acquisition in the fourth quarter and Citicorp Electronic Financial Services acquisition in January. Revenues from these two businesses will contribute seven percent to growth in ‘04.

     The portfolio acquisitions and continuing recovery in custody will contribute to strong growth in ‘04

     Moving to slide twelve: JPMorgan Partners reported private equity gains of $159 million, the second consecutive quarter gains, bringing the full year total to a small gain of 27 million compared to a large loss in ‘02.

     The direct portfolio had a 900 million swing driven by realized gains on sales and declining write-downs in the second half of the year.

     We reduced the third-party funds portfolio by 40 percent from year-end ‘02 to 1.1 billion; funds performance is stabilizing.

     The liquidation phase for third-party funds is winding down. In ‘03, we invested 800 million in the direct portfolio. Further reductions in total private equity assets will mainly come from harvesting more than we invest

     The pipeline looks good. The Kinko’s transaction announced in early January provides a strong start for the first quarter.

     We are looking for continued improvements and a positive bottom-line for the year; though, we expect to generate only low returns in ‘04, with the pace picking up in ‘05.

     Summarizing the year on slide thirteen: We delivered on what we set out to do at the beginning of the year, improved financial performance and executed key initiatives. Earnings were at the highest level since the merger. We reduced risk concentrations and increased capital.

     We expect in ‘04 to see a different mix of earnings. The investment bank is targeting higher issuer and investor client revenues, but securities gains and net interest income may be lower. Mortgage earnings should decline from the record in ‘03.

     Fourth quarter earnings were more in line with what we expect from the business. We look for growth in other retail businesses, driven by modest revenue growth and improved efficiency, but it may not offset lower mortgage earnings

     Improved equity market and increased M&A activity will drive increased exit opportunities in private equity and higher fees in investment management and private banking as well as in custody business.

     As in 2003, we expect consumer credit to be stable but commercial credit costs may rise as the reduction in the allowance slows down. The quality of the portfolio continued to improve.

     Slide fourteen: Just a broader look at ‘04. As a stand-alone firm, we faced the headwinds and tailwinds I just described. Tailwinds coming from gains in market share, rising equity values and increased market activity.

     The Bank One merger is a strong strategic feat. We are cautious on the short-term outlook. Our estimate for cost savings in ‘04, which is about 15 percent of the full 2.2 billion, will be about 300 million in ‘04, will be more than offset by estimated amortization expense of about 500 million.

     Repurchases resume only post merger. The spotlight will be on our execution. We have regulatory filings and approvals to get through, management changes to digest, customers and shareholders to convince.

     Long-term, we have little doubt about the financial success of the deal. The combined firm will have lower volatility, higher earnings per share, and will compete in retail markets nationally with much more power than JPMorgan Chase could on a stand-alone basis.

     With that, I would like to open it up for questions.

     THE MODERATOR: Thank you. The floor is now open for questions. If you do have a question, please press the number one, followed by four on your touchtone telephone.

     MS. DUBLON: No questions? I can’t believe it. Only good news; no questions.

     THE MODERATOR: Once again, if you do have a question, you may press one followed by four. One moment while I pause for questions.

     Our first question is coming from David Stump from AG Edwards. Please go ahead with your question.

     DAVID STUMP: Good morning, Dina. Just a bit of clarification on one of the last statements you made about the Bank One acquisition.

     You gave some guidance, I think, for the annual quarter positive tangible amortization. Did you say it was going to be 500 million annually or is that 500 million in ‘04?

     MS. DUBLON: That’s 500 million for six months of ‘04. Again, these are estimates. The estimates are being done on the basis of accelerating amortization up front, so numbers decline over time.

     DAVID STUMP: Okay. Over what kind of life, do you think?

     MS. DUBLON: We at this point are using a ten-year life with accelerating amortization. These are old numbers that are subject to new estimates.

     We will be filing a proforma statement probably over the next couple of weeks.

     DAVID STUMP: Okay. A follow-up question related: You mentioned “repurchases.” Did I hear you say no share repurchases until after the deal closes?

     MS. DUBLON: That’s correct. For JPMorgan. We will be able to resume repurchases only after the deal closes.

     Bank One announced yesterday that they will continue with the regular program for repurchases prior to the closing of the deal.

     I do want to clarify that all the amortization numbers, as well as the savings number, I was talking about before are all pre-tax.

     DAVID STUMP: Okay. That’s great. Thanks.

     THE MODERATOR: Thank you. Our next question is coming from Walter Scully of Putnam Investments. Please go ahead with your question.

     WALTER SCULLY: Hi, Dina.

     MS. DUBLON: Hi.

     WALTER SCULLY: Just a quick question on regional banking. If you could give a little bit more color on why the revenues were down? Given that the positive (inaudible), I’m surprised that the revenues were down that much, so maybe you could comment on some numbers on the spread compression or if there’s something else there.

     MS. DUBLON: I will ask Don Layton to address the question.

     DON LAYTON: Mainly, we put our P&Ls together, the regional bank is the branch system, and approximately 80 percent of its revenue is just the NII on customer deposits. We do not book home equity loans there. We do have some small business loans, not a ton, a few miscellaneous ones.

     So deposits are up nicely, but the credit given for deposits has been on a long slide down. Some of the credit is short-term rates but a lot of these are a lag because these are core deposits that are invested over time and that continues to overwhelm deposit growth.

     DAVID STUMP: Okay, thank you.

     MS. DUBLON: The retail spreads were down by about 40 basis points to less than 200 basis points at this point in our transfer pricing system, again.

     DAVID STUMP: Yup.

     MS. DUBLON: Next question.

     THE MODERATOR: Our next question is coming from Glen Shore of UBS. Please go ahead with your question.

     GLEN SHORE: Thanks. Hi, Dina.

     I think we didn’t get specifics on the merger announcement, but I don’t know if there’s been quite that much time in between. But I wonder if you can comment on, one, the over limit list. Obviously, credits are improving and your economic portfolio management, but there are certain names out there (inaudible), the new limit. And number two, if you’ve gotten your arms around any commercial loan overlap between the two organizations.

     MS. DUBLON: I’m going to ask Don McCree to address both questions.

     DONALD McCREE: Hi, Glen. We continue to make very good progress on the concentration issues. We’ve had, I would say, we’ve taken the name-by-name concentrations down by about two-thirds this year and we continue to work those down over the balance of the first half the coming year.

     In terms of the overlaps that are created by the Bank One combination, we haven’t gotten into granular detail yet. We do have some concentrations that will be working with them on, once the deal closes, and that will probably take several years to work ourselves down together with our client base.

     MS. DUBLON: I will point out that this is a much smaller issue in a deal with Bank One than, obviously, we have had in any of our previous mergers.

     GLEN SHORE: Fair enough.

     And just to be clear, Don, the two-thirds number last quarter was a half, right; so there was (inaudible) this quarter.

     MS. DUBLON: That’s correct.

     DONALD McCREE: Yes, and the progress has been more dramatic as relates to capital risk and notional risk. The capital risk is improving quicker than notional risk.

     GLEN SHORE: The next question. The average allocated capital of investment banking, is that 11 percent sequential drop, is that 100 percent attributable to the commercial loan book or is there some trading components to this?

     MS. DUBLON: No, it’s 100 percent, in fact, commercial credit book is larger than the total reduction in the IB capital.

     GLEN SHORE: Gotcha. And then last question —

     MS. DUBLON: One too many here, Glen, but go.

     GLEN SHORE: I don’t want to hog.

     Go on.

     MS. DUBLON: We’ll come back to you. Let’s open it up to the next problem.

     GLEN SHORE: No problem.

     THE MODERATOR: Thank you. Our next question is coming from Erin Caddell of Blaylock & Partners. Go ahead with your question.

     ERIN CADDELL: Hi. Good morning. Dina, maybe you got this question from Mr. Harrison on the board at some point before last week’s announcement but what’s your view, from an earnings perspective, do you feel you’re sort of leaving something on the table because you’re finally, after a couple of years, returning to a more normal pattern of earnings growth looking out to ‘04 or ‘05, or were you concerned that there would be just sort of tough comps from fixed income trading and mortgage that would make it harder to continue to grow the company without a deal?

     MS. DUBLON: No. We — you know, this is a strategic deal. This is not entered into in the context of what do we expect ‘04 earnings versus ‘03 earnings to be; so, no, that is not the context in which one evaluates the deal.

     The context is a much broader one, we have discussed it’s long-term. It’s the recognition that in the long-term we wanted to have a more balanced earnings mix and it’s the recognition that we needed to have much more skill in retail to be able to compete effectively; so that’s the context in which those conversations are entered into.

     No, we don’t feel that this was, I guess your question is, bad timing in the broader sense. This is, again, a long-term transaction for the benefit of the shareholder.

     ERIN CADDELL: Okay, thanks. A second one.

     The reduction in private equity are continued to review that portfolio; is that going to be sort of put on hold while you match up your resources with Bank One or is that going to continue pre-closing merger?

     MS. DUBLON: No, we do want to continue. I do want to highlight going forward, Erin, that we do have a large portfolio that has been a waiting, putting in quotes, harvesting; that is, we haven’t been able to sell out of the portfolio with very low level of activity within the last two years, in the last two years; so, the way we are reducing the portfolio is essentially having more sales and a somewhat slower pace of investments.

     ERIN CADDELL: Okay, great. Thanks very much.

     THE MODERATOR: Thank you. Our next question is coming from Andy Colin with Piper Jaffray. Please go ahead with your question.

     ANDY COLIN: Good morning. Great quarter. Just in terms of the loan demand, I’m wondering if you can touch on the corporate and middle-market and consumer and kind of what we’re seeing in those areas.

     MS. DUBLON: Make a comment. Passing it on to Don, on middle market and we can go ahead.

     DON LAYTON: All right. Middle-market loan demand has been flattish for sometime now, reflecting the economic conditions, not just in the U.S., generally, but we’re obviously concentrating mainly in the New York area which is not the high-growth area of the U.S., so that has been flat, and I would say continues to be maybe small growth going forward.

     Consumer is going to be an interesting mix. The card business had lower than historic growth in 2003, because, as Dina mentioned, the average household got cash in the door from mortgage refinancings and was able to carry lower balances on cards. We would expect that to pick up if 2004 from just a natural mechanism of a lower refi boom.

     In terms of the mortgage business: We securitized the vast majority of our originations; that will continue. And so the loans we have in the books tend to be driven more by the warehouse and pipeline of things just passing through us than it is permanent hold.

     MS. DUBLON: David, you want to comment on that?

     DAVID COULTER: Yes. This a Dave Coulter. I would say, on the large corporate side, we definitely saw loan demand pick up as we, as we went into the end of the year and that seems to be continuing well into the first quarter of the year.

     In terms of numbers: We did $195 million in loan syndication fees in the fourth quarter; that was up from 125 in the third quarter.

     ANDY COLIN: Okay. And just, in terms of that, you know, how much was one transaction, and are we seeing kind of a broadening of the loan syndication activity.

     DAVID COULTER: We’re defining seeing a broadening of the loan syndication activity.

     Don McCree may want to give little bit of color on that, on the broadening question. We are finally seeing some big transactions come back with bridge deals to capital markets, and, as you know, we like that.

     DONALD McCREE: Yes, I’ll just add to that, it’s quite broad in terms of geographic mix and type of transaction. You probably will see our on-balance sheet loan growth grow more slowly than you will our syndications activities as much of this being put into the marketplace.

     ANDY COLIN: Okay. And just one other question on this, on the merger. Is the 500 million and 300 million you referenced, absent the funding cost, really the only numbers we should focus on for ‘04 earnings?

     MS. DUBLON: Well, those are direct results of the merger. Whether it’s the only numbers you should focus on, I don’t know, but they are the two numbers that are the results of the transaction in terms of, again, estimates of impact for the second half of ‘04.

     ANDY COLIN: Sure. I mean, we could do numbers for cost-savings and revenues, synergies, but to be conservative, that would be the right way; right?

     MS. DUBLON: Right, right.

     ANDY COLIN: Thank you.

     MS. DUBLON: Thank you.

     THE MODERATOR: Our next question is Guy Mososki from Merrill Lynch. Please go ahead with your question.

     GUY MOSOSKI: Good morning. Just, I recognize that maybe it’s far too early to ask this question, but as we start to think about modeling the merged entity, have you given some thought to how you will display things to the regional banking business once you take in Bank One, which tends to include in the regional bank business, all of the lending assets, or are you going to continue to have regional as just a deposit business basically as Don was discussing or are you going to change your disclosure significantly?

     MS. DUBLON: We haven’t made determinations on the exact aggregation levels and disclose, you know, how are we going to portray businesses going forward as a combined firm. We will be communicating with you as quickly as we do make those decisions.

     GUY MOSOSKI: Okay, that’s fair. And then just as a follow-up question in a completely different area, along JPMorgan Partners.

     Can you just remind us what type of assets you’ll be looking to invest freshly in that business over the next few years in terms of your own capital and funds that have been raised?

     MS. DUBLON: You know, we are — the private equity business looks across multiple asset classes, so it has a percentage that goes into venture investments on the margin; that is the smaller of all. It looks at leveraged buyouts. It would look across industries. We are not looking to increase investment in third-party funds, but otherwise, the group is operating under pretty strict diversification guidelines, both across asset classes as well as industries.

     GUY MOSOSKI: And obviously still

     within the context of trying to get down to 10 percent of the combined capital of the organization?

     MS. DUBLON: That’s correct. Again, increase the percentage of others coming in and investing with us is increasing.

     GUY MOSOSKI: Great, thanks very much.

     MS. DUBLON: Thank you.

     THE MODERATOR: Thank you. Our next question is coming from Katherine Murray of Neuberger Berman. Please go ahead with your question.

     MS. DUBLON: Hi, Katherine.

     THE MODERATOR: Katherine Murray, your line is live. Please go ahead with your question.

     MS. DUBLON: Seems to have a problem.

     THE MODERATOR: We’ll go to our next question is coming from Lionel Terney of Fox-Pitt Kelton. Please go ahead with your question.

     LIONEL TERNEY: Hi. I have a couple of questions: One, I just wanted to get a sense of if there was any MSR recapture during the quarter? It seems like the evaluation of the MSR went up quite a bit to about 102 basis points from 88 in the last quarter, and I wanted just to know if it was just interest-rate related or how do the mechanics work there?

     And secondly, I want to know if you have any exposure to Parmalat? It seems like you don’t since your MPA non U.S. MPA’s went down and essentially almost zero commercial charge-offs; is that correct?

     MS. DUBLON: We have tried very hard not to comment on individual borrowers. Obviously, our results reflect any exposures we would have had to Parmalat, and I would have defer to leave it at that.

     Your first question relative to MSR, as rates rise you will have a re-valuation and write-up of the MSR balance. I don’t think there was anything unusual.

     I think the major driver of the

     increase in MSR balances is the fact that we have less of them running off, so as we are booking new business, more of it is causing an increase in the balance; so, what you see in the quarter is the actual balance went up to 470 billion; it went up, the prior quarter, as well, but not by as much.

     So what you’re seeing is the impact of lower prepayment rates. There is probably also on the margin some impact from rates but there is nothing different in the valuation methodology applied across, you know, between quarters.

     LIONEL TERNEY: Okay. Just one other question. It seems like you actually reduced significantly the value of the public portfolio during the fourth quarter. Have you guys been trying to take advantage of the rally in the market to sell positions or are these where the gains came from?

     You also seem to have made a lot of progress in reducing some of the dollar investment balances in a number of the other areas, like private investments and private third party investments.

     MS. DUBLON: I presume that you are referring to the public securities portfolio of JPMorgan Partners.

     LIONEL TERNEY: Yes, yes, I am.

     MS. DUBLON: And we have generally, as we are allowed to sell positions, since in many of these situations we are restricted from selling; as we are allowed to be selling, we are selling.

     We are in a position today where the market value of those public securities is about two times the cost basis of those securities and where they are being carried on the book at the discount.

     So my memory of it would be that the market value of those securities is about a billion dollars or close to a billion dollars; the cost basis is about 500 and we are carrying it on the books at about 650 or so.

     So, yes, we are selling, you know, when they become unrestricted and have sold and will continue to do that.

     LIONEL TERNEY: Okay. Thank you.

     MS. DUBLON: Okay.

     THE MODERATOR: Thank you. Our next question is coming Mike Mayo of Prudential. Please go ahead with your question.

     MIKE MAYO: Hi.

     MS. DUBLON: Hi, Mike.

     MIKE MAYO: How much did you make from the Kinko’s and the venture capital portfolio? Second question is are there any special expenses in the fourth quarter? I’ll leave it at that.

     MS. DUBLON: Okay. You know, our share of Kinko’s would generate, again, in the first quarter when the transaction closes, that is approximately $150 million, approximately.

     Your other question was —

     MIKE MAYO: Expenses.

     MS. DUBLON: Ah, expenses. If there was anything unusual in the fourth quarter. There is always unusual stuff in the fourth quarter as you’re closing the year.

     I made a comment early on relative to expenses that we had an adjustment for full-year incentive at closing which reduced expenses from what they would have otherwise been.

     MIKE MAYO: How much was that?

     MS. DUBLON: We are not being very explicit about that. It’s less than 200 million, let me leave it that way.

     MIKE MAYO: Okay. So, I’m sorry, so relative to normal expense rate, expenses were lowered by 200 million or some fraction of that?

     MS. DUBLON: Some. It’s an amount that is approximately there, it’s between 150 and 200 million, and again, this is obviously related to the revenues in the quarter, as well. So, you can’t totally look, in an investment bank, you cannot totally look at run-rate expenses without kind of looking at what’s happening on the revenue side at the same time, but, yes, your comments still is valid.

     MIKE MAYO: Okay.

     MS. DUBLON: In terms of the run rate for ‘03, yes.

     MIKE MAYO: Actually, I do have one last question on the merger. When you look at the cumulative capital generation, that chart you had?

     MS. DUBLON: Yes?

     MIKE MAYO: And you take the 3 million billion a year on buybacks, you want $4 million of excess capital left over after those three years, and I was just wondering why you had all that excess capital left over; is that just a cushion in case your projections are wrong or do you think they use that extra capital, not going into buybacks for acquisitions, what’s your thought with that?

     MS. DUBLON: That we want to have a very strong balance sheet and continue to look for improvement in our rates.

     MIKE MAYO: Okay. Any progress on the rating?

     MS. DUBLON: I think the progress, you have seen all three rating agencies announcing a very positive view on the merger, with some of them obviously wanting to wait for further, you know, further on in the execution before they would move on the ratings, but all of them have put either us or Bank One on positive watch.

     MIKE MAYO: And if you get the upgrade, what would be the earnings benefit —

     MS. DUBLON: I think you have gone one too many, so we’ll follow up —

     MIKE MAYO: Okay, thank you.

     MS. DUBLON: — with others. If I can have the next question.

     THE MODERATOR: Thank you. Our next question is coming from Ron Mandel of GIB. Please go ahead with your question.

     MS. DUBLON: Hi, Ron.

     RON MANDEL: Hi, Dina. I have two questions. Actually, one in regard to commercial credit costs. You know, I think you said or at least I wrote down, that you said that you thought commercial credit costs would be higher than they were in ‘04 than they were in ‘03 and compared to, you know, the benefit of 249 for the quarter, if I added right, it was $49 million commercial credit costs for ‘03?

     MS. DUBLON: Yes, about.

     RON MANDEL: And so, why would it be higher if you still have room to reduce the reserve, I guess, would be my question?

     MS. DUBLON: Because we are not looking to continue reducing the reserve; to the same extent we have reduced in ‘03. The reductions in ‘03 are driven by the fact that many of the losses we recognized in ‘03 were provided for in ‘02.

     RON MANDEL: Right.

     MS. DUBLON: So that is the driver of the reserve reduction or, in addition to obviously the overall improvement in the credit ratings in the portfolio, we are looking for having low commercial credit costs but not as low as $50 million for the year, and I am not — you can, will not go beyond that in terms of attempting to project a number.

     RON MANDEL: I guess where I was

     going with that is would it be possible that the actual charge-off, you know, I know you referred to significant recoveries this quarter, without elaborating, but it would seem that there’s further room for declining gross charge-offs, so that the net charge-off could be quite low anyway.

     MS. DUBLON: We are looking for continuing reductions in that net charge-offs when you’re comparing ‘03 to ‘04.

     RON MANDEL: Yes.

     MS. DUBLON: So, yes, we are looking for overall better credit quality of the portfolio but are not expecting commercial credit costs to remain between 0 and $50 million but to go a little higher.

     RON MANDEL: Right, okay.

     Then my other question was also on share repurchases. You have on line 20 of the presentation last week that you were going to be buying $3.50 million in ‘04 and ‘05; are you changing that now if you’re not going to start repurchases in midyear or are you going to accelerate in the second half; what’s your thinking in that regard?

     MS. DUBLON: Again, as I mentioned before, and I don’t think I can be more specific than that at this time, with what we have in place is Bank One continuing with their repurchase activity in the first six months of the year, and us, as a combined firm, again, assuming closing the deal at mid-year and us, as a combined firm, resuming repurchases in the second half. And, you know, we still believe that we ought to be able to execute on a number of about $3 million in repurchases for the year, but —

     RON MANDEL: I see. So in other words, that 3 or 3.50 is the combination of Bank One on their own?

     MS. DUBLON: Absolutely.

     RON MANDEL: And then the combined —

     MS. DUBLON: Yes, yes.

     RON MANDEL: Okay. Thank you.

     THE MODERATOR: Thank you.

     Our next question is coming from Katherine Murray of Neuberger Berman. Please go ahead with your question.

     KATHERINE MURRAY: Yes. Can you hear me?

     MS. DUBLON: Yes, I can. Hi, Katherine.

     KATHERINE MURRAY: Hello. The global treasury revenue, you mentioned why that was down. I was wondering if the level now in the fourth quarter is kind of representative of this rate environment or if there was anything special in this quarter?

     MS. DUBLON: I think revenues were unusually low in the fourth quarter. We would be looking generally, you know, at the lower level than what we were in ‘03, but higher than what we happen to have as financial revenues in the fourth quarter.

     KATHERINE MURRAY: Okay. And then separately, the trading bars seem to be pretty much across the board in the quarter; I was wondering if you could give us some color on that?

     MS. DUBLON: David, you want to comment on this.

     DAVID COULTER: Yes. Trading bars were up in the fourth quarter versus the rest of the year; that reflects, in large part, the way some of the markets as we approach the end of the year, especially the rate markets on a global basis, and we are a big rates player on a global basis, the way many of those were moving in concert and in a fairly volatile way.

     We also had more equity activity in the fourth quarter and it reflects that broad-based equity activity.

     You’ll note that, Katherine, that in the portfolio diversification side we also had more portfolio diversification, so net-net equities — equity, as far as a positive as we look at our business today, but nothing unusual.

     We’re still working well within limits; nothing unusual in terms of that far an increase.

     MS. DUBLON: The only addition I

     would have to the comment that David just made is that, this is picking up obviously on the trading bar and we do have the increase you noted.

     When you look at the aggregate bar and, again, we will be discussing that in the annual report or in the K, as opposed to in the press release, in the aggregate bar for the firm, since the increase here in bar is primarily driven by equities, the diversification with other positions in the firm is such that the aggregate bar for the firm is really just marginally up from where we were in the prior quarter.

     KATHERINE MURRAY: All right. Thank you.

     THE MODERATOR: Thank you. Our next question is coming from Broth Banderlee of Lehman Brothers.

     MS. DUBLON: Hi, Broth.

     BROTH BANDERLEE: Thanks very much. I just wanted to talk about the card business.

     There didn’t seem to be any positive seasonality that we saw amongst some of your competitors. I was just wondering if you could just comment on that.

     MS. DUBLON: Sorry, Broth, could you repeat the question, I wasn’t paying attention, I apologize?

     BROTH BANDERLEE: I was just wondering why we didn’t see more seasonality to the plus side in the card business.

     MS. DUBLON: Oh, card, sorry. Don, please.

     DON LAYTON: We haven’t failed. Some seemed to have failed worse and some better. Our best answer is the refi bottom cash coming into the households.

     MS. DUBLON: Okay.

     Next question, please?

     THE MODERATOR: Thank you. Our next question is coming from David Thump of AG Edwards. Please go ahead with your question.

     DAVID THUMP: Thanks. To follow up on Page 5 of the supplement, you all provide the line-up business, a highlight summary and you got the support units and corporate line item. And I understand there was some reclassification in that line. But aside from that, just on the numbers that you did provide, obviously a pretty big contribution to the bottom line from that line item.

     And could you, Dina, go into a little detail on what is flowing through that line this quarter —

     MS. DUBLON: Sure.

     DAVID THUMP: — that made such a big contribution, number one?

     And then number two, is there still guidance there, that that number in normalized level is actually going to be a drag on earnings versus a contribution?

     MS. DUBLON: Okay. We did, we have said earlier this year that we had had this project of cleaning up much of what had been undistributed losses in the corporate center as part of our various MIS policies in the firm, and we have done much of that through year-end.

     I think it’s more informative with respect to the corporate undistributed sector, rather than focusing on the quarter to look at it for the year as an indication of what the level is going forward, I will comment on the quarter in the moment.

     So we have done that cleanup and will generally expect the corporate center, again, on a stand-alone basis, we need to do it again as we merge, but on a stand-alone basis to be relatively neutral, i.e., close to positive, close to zero, a little bit negative, et cetera.

     Now, the big drivers in the quarter and, to some extent, in last, in the next year, are — for the quarter is the fact that we had, as I mentioned earlier in the call, lower tax rate in the quarter that flows through corporate undistributed that benefit.

     We also have moved from a position in which we had over allocated capital to the businesses, and therefore, had negative capital in corporate which results in our MIS system with negative net interest income in corporate.

     DAVID THUMP: Okay.

     MS. DUBLON: We have moved from that position into a position in which we have close to 4 to 5 billion in excess capital sitting in corporate which is now generating net interest income.

     DAVID THUMP: Okay.

     MS. DUBLON: So that is the — those are the two large factors.

     The other things that will affect the corporate undistributed is what we referred to as being the residual reserve or the residual provision. In this quarter it was — we reduced the residual reserve so it was an effective credit cost or an addition to the bottom line, I guess, is what I’m trying to say.

     DAVID THUMP: Right.

     MS. DUBLON: So there are certain items that are particular to this quarter; overall, for the year as you will see, the number is pretty close to zero. It’s positive but pretty close to zero and I would expect that to be the range for next year.

     DAVID THUMP: Okay. And then just one follow-up. Mike Mayo’s question that he didn’t get an answer: Any best guess on if you did get a rating upgrade, what sort of earnings upgrade you expect to see in?

     MS. DUBLON: I don’t want to, in a way, speculate on the earnings benefit of an upgrade. We are in businesses that are sensitive to ratings, and regard continuing improvement in the rating of the firm as one of our priorities.

     DAVID THUMP: Okay.

     MS. DUBLON: So I would prefer to leave it at that.

     DAVID THUMP: Okay, that’s great. Thanks, Dina.

     MS. DUBLON: Okay. I would like to really wrap up the call. Thank you all very much for participating with us this morning.

     We are very excited about the merger with Bank One, and I look forward to continuing discussions with you for the remainder of the year.

     It does feel much better to be here talking to all of you about good news, so thank you for your support.

     THE MODERATOR: Thank you. This does conclude today’s teleconference..

     (Time noted 12:00 noon.)